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Quincy Street Bistro

American Restaurant

6931 Gravois Ave
St. Louis, MO 63116
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Open until 9:00 PM
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THE PITCH
Quincy Street Bistro is seeking investment to purchase new equipment and hire additional staff.
Generating RevenueFirst LocationLease Secured
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Early Investor Bonus: The investment multiple is increased to 1.8 for the next $50,000 invested.
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INTENDED USE OF FUNDS

Quincy Street Bistro was originally founded in 2001 by Mike and Sue Enright. They brought in Rick Lewis (their future son-in-law) as their chef. They continued to serve the Princeton Heights neighborhood in south St. Louis City for almost 8 years, closing in October of 2018. Now, almost exactly two years later, a new group of foodies has decided to reopen and renew the Quincy Street Bistro. Led by Todd Tiefenauer, a 30-year veteran of the food industry, we can't wait to bring our vision of comfort food for every mood to the world.Our goal is to provide a dining experience consisting of the Bistro Basics: Quick, Simple, and Unpretentious. Our varied menu consists of many of our favorite dishes, and well as our spin on a few more. Our drink specials (and specialty drinks) are crafted for the perfect night out.

Working under current COVID restrictions, we are operating at reduced occupancy. We intend to use these funds to continue to repair and upgrade the equipment that was included with the building upon opening.
There are other equipment upgrades that must be made to ensure our vision comes to life, most importantly by replacing the existing bar coolers and refrigerators, and upgrading the existing beer/tap lines.
We also intend to use a portion of these funds to continue to hire and train quality staff members as we proceed to open and build our business.
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PRESS
St. Louis Favorite Quincy Street Bistro Will Reopen This Fall Under New Ownership

The restaurant will keep a menu and atmosphere that will mostly likely feel familiar to those who visited the previous iteration.

Quincy Street Bistro reopens today in Princeton Heights under new ownership

Todd Tiefenauer revives the beloved eatery, which he considers "both a blessing and a responsibility."

Quincy Street Bistro to reopen under new ownership in Princeton Heights

The original version of the acclaimed restaurant closed in 2018.

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4.9 /5
Facebook Rating
30 years
Industry Experience
2001
Founded

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VVC'S

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THE TEAM
Franklin Todd Tiefenauer
Owner

30 years of restaurant experience, at all levels. From hosting and dishwashing, to General Manager and training. Most of those 30 years have been spent working for corporate and franchise entities, including Applebee's, Houlihans, and O'Charley's.

Dakota Kolb
Executive Chef

Kolb got an early start on his restaurant career. As a high school student at South Technical High School, he took cooking classes and even got to compete on a team that allowed him to form relationships with his future instructors at St. Louis Community College-Forest Park, where he later attended culinary school. During that time, he also worked at Quincy Street, where he learned from the kitchen's talented team how to cook well and fast for a busy, high-profile restaurant.

From there, he took that knowledge to Pastaria and eventually to the Corner Butcher in Fenton. Though he loved the craft of butchery, Kolb missed cooking on the line and found himself back at Quincy Street before moving to Kansas City in 2018. Earlier this year, he decided to return to St. Louis, so he reached out to his former boss, Lewis, to see if he knew of any opportunities. Lewis informed him that Tiefenauer was getting ready to re-open Quincy Street and that he was looking for people to join his team. The two met, clicked and have been working together ever since to breathe new life into the storied space.

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OUR MISSION

To take care of our guests, by providing the very finest in dining and service to each individual that walks through our doors.

1. Accountability for Results—We take responsibility for the decisions that we make, and accept their consequences.
2. Relentless Improvement—We strive to be the best that we can be, each and every day.
3. Passion for Service—We live to serve our guests, our teammates and our community.
4. Integrity in All Actions—We embody honesty, fairness, and trust through our words and actions, even when no one is looking.
5. Respect for Each Individual—We work collaboratively and cooperatively toward achieving a common goal, no matter our backgrounds or beliefs.
6. Embrace Change—We adapt to each new challenge willfully and enthusiastically.
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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
OPERATING CAPITAL $47,000
Mainvest Compensation $3,000
Total $50,000
Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$844,063	$928,469	$993,461	$1,043,134	$1,074,428
Cost of Goods Sold	$306,932	$337,625	$361,258	$379,320	$390,699
Gross Profit	$537,131	$590,844	$632,203	$663,814	$683,729

EXPENSES

Rent	$38,400	$39,360	$40,344	$41,352	$42,385

Utilities $3,600 $3,690 $3,782 $3,876 $3,972

Salaries $79,200 $87,119 $93,217 $97,877 $100,813

Insurance $6,900 $7,072 $7,248 $7,429 $7,614

Repairs & Maintenance $18,000 $18,450 $18,911 $19,383 $19,867

Legal & Professional Fees $12,000 $12,300 $12,607 $12,922 $13,245

Operating Profit $379,031 $422,853 $456,094 $480,975 $495,833

This information is provided by Quincy Street Bistro. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

2020 Balance Sheet

Investment Round Status

Target Raise $50,000

Maximum Raise $100,000

Amount Invested $0

Investors 0

Investment Round Ends February 10, 2021

Summary of Terms

Legal Business Name TIEF LLC

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $50,000 invested

1.8×

Investment Multiple 1.6×

Business's Revenue Share 2.2%-4.4%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date October 1, 2027

Financial Condition

The business does have some outstanding invoices for goods and services, but no loans or obligations at this time. We have attempted to apply for SBA Loans, but during the current climate, SBA is not granting loans to start-up businesses, or at least that is what we are being told.

No operating history

TIEF LLC DBA QUINCY STREET BISTRO was established in July 2020. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Risk Factors
COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 controls, the Company can not guarantee that it will resume operations in the future.

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Quincy Street Bistro to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Quincy Street Bistro operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Quincy Street Bistro competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Quincy Street Bistro's core business or the inability to compete successfully against the with other competitors could negatively affect Quincy Street Bistro's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Quincy Street Bistro's management or vote on and/or influence any managerial decisions regarding Quincy Street Bistro. Furthermore, if the founders or other key personnel of Quincy Street Bistro were to leave Quincy Street Bistro or become unable to work, Quincy Street Bistro (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Quincy Street Bistro and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Quincy Street Bistro is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Quincy Street Bistro might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Quincy Street Bistro is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Quincy Street Bistro

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Quincy Street Bistro's financial performance or ability to continue to operate. In the event Quincy Street Bistro ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Quincy Street Bistro nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Quincy Street Bistro will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Quincy Street Bistro is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Quincy Street Bistro will carry some insurance, Quincy Street Bistro may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Quincy Street Bistro could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Quincy Street Bistro's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Quincy Street Bistro's management will coincide: you both want Quincy Street Bistro to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Quincy Street Bistro to act conservative to make sure they are best equipped to repay the Note obligations, while Quincy Street Bistro might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Quincy Street Bistro needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Quincy Street Bistro or management), which is responsible for monitoring Quincy Street Bistro's compliance with the law. Quincy Street Bistro will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Quincy Street Bistro is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Quincy Street Bistro fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Quincy Street Bistro, and the revenue of Quincy Street Bistro can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Quincy Street Bistro to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

This information is provided by Quincy Street Bistro. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
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